UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
April 2, 2018

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

HTG Molecular Diagnostics, Inc.

File No. 001-37369 - CF#36156
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HTG Molecular Diagnostics, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-K filed on March 23, 2018.

Based on representations by HTG Molecular Diagnostics, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.29	through August 8, 2020
Exhibit 10.30	through March 23, 2021
Exhibit 10.31	through March 23, 2021

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary